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                                                  OMB Number           0325-0104
                                                  Expires:    September 30, 1998
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

    Avalon Properties, Inc.
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   (Last)               (First)                 (Middle)

    15 River Road
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                                    (Street)

    Wilton,                       Connecticut                     06897
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   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)


    03/09/1998
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

    Bay Apartment Communities, Inc. / BYA
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Year)


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7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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   Common Stock, par value
   $.01 per share                        5,212,000                   D
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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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                                                    Common Stock, par
Stock Option Agreement   (b)        (b)             value $.01 per share   5,212,000(a)  $37.00         D
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Explanation of Responses:
(a) Beneficial ownership of the 5,212,000 shares of the Bay Apartment Communities, Inc. ("Bay") Common Stock reported herein (the "Option Shares") is being so reported solely as the result of the option (the "Option") granted pursuant to the Stock Option Agreement described under "Derivative Securities Beneficially Owned." Since such Option has not yet become exercisable, Avalon Properties, Inc. ("Avalon") expressly disclaims beneficial ownership of the Option Shares and this report shall not be deemed an admission that Avalon is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(b) The Option becomes exercisable upon the occurrence of certain events, none of which has occurred as of the date hereof. The Option will expire upon the occurrence of certain events.

The Option is more fully described in the Schedule 13D filed by Avalon on March 18, 1998.


      /s/ Thomas J. Sargeant                                 March 18, 1998
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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.


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